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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section

FEB 25 2019

Washington DC
408

SEC FILE NUMBER
8-50681

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 _____ AND ENDING 12/31/18 _____
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Parchman, Vaughan & Company, L.L.C.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1040 Park Avenue, Suite 120

OFFICIAL USE ONLY
FIRM I.D. NO.

(No. and Street)

Baltimore	Maryland	21201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Lara Vaughan   410-244-8973
                                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company

(Name – if individual, state last, first, middle name)

1514 Old York Road	Abington	Pennsylvania	19001
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)   **Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, Lara Vaughan _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Parchman, Vaughan & Company, L.L.C. _____ , as of December 31, _____ , 20 18 ____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

Member
Title

Notary Public, SC exp. 3.22.21

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PARCHMAN, VAUGHAN & COMPANY, L.L.C.
Baltimore, Maryland

**FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION PURSUANT TO RULE
17A-5**

December 31, 2018

TABLE OF CONTENTS

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

100 WALL STREET, 8ᵗʰ FLOOR
NEW YORK, NY 10005
(212) 709-9512

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Parchman Vaughan & Company, LLC

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Parchman Vaughan & Company, LLC (the "Company") as of December 31, 2018, the related statements of income, changes in members' equity and cash flows for the year then ended and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information
The Schedule I, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission are fairly stated, in all material respects, in relation to the financial statements as a whole.

Sanville & Company

We have served as the Company's auditor since 2017
Abington, Pennsylvania
February 21, 2019

FINANCIAL STATEMENTS

PARCHMAN, VAUGHAN & COMPANY, L.L.C.
STATEMENT OF FINANCIAL CONDITION
December 31, 2018

ASSETS

CURRENT ASSETS

Cash	$	184,853
Accounts receivable		6,707
Total current assets		191,560

PROPERTY, EQUIPMENT & LEASEHOLD IMPROVEMENTS

Total, at cost	27,207
Less accumulated depreciation and amortization	5,565
Total property, equipment & leasehold improvements	21,642

OTHER ASSETS

Deposits	3,116
Total other assets	3,116

TOTAL ASSETS	$	216,319

LIABILITIES AND MEMBERS' CAPITAL

LIABILITIES

Accounts payable and accrued expenses	792

MEMBERS' CAPITAL	215,527

TOTAL LIABILITIES AND MEMBERS' CAPITAL	$	216,319

The accompanying notes are an integral part of the financial statements.

PARCHMAN, VAUGHAN & COMPANY, L.L.C.
STATEMENT OF INCOME
For the Year Ended December 31, 2018

REVENUES		
Fee revenue	$	1,387,500
EXPENSES		
General and administrative		281,278
Salary and benefits		990,544
Occupancy		39,265
Total expenses		1,311,087
NET INCOME	$	76,413

The accompanying notes are an integral part of the financial statements.

PARCHMAN, VAUGHAN & COMPANY, L.L.C.
STATEMENT OF CHANGES IN MEMBERS' EQUITY
For the Year Ended December 31, 2018

MEMBERS' EQUITY AT JANUARY 1, 2018	$	214,114
Contributions		0
Distributions		(75,000)
Net Income		76,413
MEMBERS' EQUITY AT DECEMBER 31, 2018	$	215,527

The accompanying notes are an integral part of the financial statements.

PARCHMAN, VAUGHAN & COMPANY, L.L.C.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	76,413
Adjustments to reconcile net income to net		
cash provided by operating activities:		
Depreciation and amortization		941
Effects of changes in operating assets and liabilities:		
Accounts receivable		14,028
Prepaid Expenses		11,844
Accounts payable and accrued expenses		(3,090)
Net cash provided by operating activities		100,136
CASH FLOWS FROM INVESTING ACTIVITES		
Leasehold improvements		(22,583)
Net cash used in investing activities		(22,583)
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions		(75,000)
Net cash used in financing activities		(75,000)
NET INCREASE		2,553
CASH, BEGINNING OF YEAR		182,300
CASH, END OF YEAR	$	184,853

The accompanying notes are an integral part of the financial statements

NOTE 1 – ORGANIZATION

Parchman, Vaughan & Company, L.L.C. (the Company), is a Maryland limited liability company that is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). In accordance with its operating agreement, unless sooner terminated, the Company shall continue to be in existence until December 31, 2025.

The Company is an investment banking firm that primarily provides private placement, merger and acquisition and other financial advisory services to corporations. The Company's accounting records are maintained on the accrual basis. The accounting and tax year is the calendar year.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash

For purposes of the Statement of Cash Flows, cash includes deposits in a financial institution.

Accounts Receivable

Accounts receivable result from charges for services to its customers. The Company assesses the collectability of its outstanding receivable balances and records an allowance in the event collection becomes remote. There was no allowance at December 31, 2018.

Fee Revenue

Fee revenue include fees earned from providing private placement, merger and acquisition, and other financial advisory services. Substantially all fee revenue is recorded when the services are provided and the income is reasonably determinable.

Adoption of New Accounting Standard-On January 1, 2018, the Company adopted the new accounting standard ASC 606, Revenue from Contracts with Customers, and the related amendments to all contracts using the full retrospective method. There were no adjustments required related to the adoption of ASC 606.

Fixed Assets and Depreciation

Office furniture and equipment are recorded at cost less accumulated depreciation. The Company defines fixed assets as office furniture and equipment which individually cost more than $2,000 and have an estimated useful life of three years. Depreciation is computed using the straight-line method over estimated useful lives of three years.

At December 31, 2018, there were fixed assets and leasehold improvements of $27,207 and accumulated depreciation and amortization of $5,565. Depreciation and amortization expense for the year ended December 31, 2018 was $941.

Income Taxes

Income or loss is includable in the income tax returns of the individual members; therefore, no income tax provision has been provided in the accompanying financial statements.

The Company files income tax returns in the U.S. federal jurisdiction and one state. The Company is a pass-through entity for income tax purposes whereby any income tax liabilities or benefits are attributable to the Company's owners. The LLC members separately pay tax on their pro-rata shares of the Company's income, deductions, losses and credits.

Use of Estimates

The Company's financial statements are presented in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP), which require the use of certain estimates made by the Company's management. Actual results could vary from the estimates used.

NOTE 3 – CONCENTRATION OF CREDIT RISK

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and trade accounts receivable. The Company places its cash with high credit quality institutions. At times, such balances may be in excess of the FDIC insurance limit. The Company reviews and continually reassesses the credit worthiness of all customers.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

Leasing Arrangements

The Company leases office space under an operating lease agreement that expires in October 31, 2022. Rental expense of $39,265 was charged to operations for the year ended December 31, 2018. The Company has a security deposit of $3,116 for the office space and capitalized leasehold improvements of $22,583, as of December 31, 2018.

The Company leases vehicles for two of its members under operating leases that expire in October 2019 and March 2020. Rental expense of $19,496 was charged to operations for the year ended December 31, 2018.

Annual minimum lease payments under non-cancellable leases are as follows:

	Office	Vehicles	Total
2019	38,688	16,425	55,113
2020	38,688	1,600	40,288
2021	38,688		38,688
2022	33,240		33,240

NOTE 5 – INCOME TAXES

The Company recognizes and discloses uncertain tax positions in accordance with U.S. GAAP. As of, and

8

during the year ended December 31, 2018, the Company did not have a liability related to uncertain tax positions.

The federal and state income tax returns of the Company for 2015, 2016, and 2017 are subject to examination by the IRS and state taxing authorities, generally for three years after they were filed.

NOTE 6 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2018, the Company had net capital of $184,061 which was $179,061 in excess of its required net capital. The Company's aggregate indebtedness to net capital ratio was .43 to 1.

NOTE 7 – CONCENTRATION OF REVENUE

Approximately 100% of the Company's fee income for the year ended December 31, 2018 was from 10 customers, with four that accounted for at least 10% of total fee income separately.

NOTE 8 – SUBSEQUENT EVENTS

Management evaluated subsequent events through February 21, 2019, the date the financial statements were available to be issued. Events or transactions occurring after December 31, 2018, but prior to February 21, 2019, that provided additional evidence about conditions that existed at December 31, 2018 have been recognized in the financial statements for the year ended December 31, 2018.

NOTE 9 – INDEMNIFICATIONS

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of any future obligation under these indemnifications to be remote.

NOTE 10 – RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

New Accounting Standard Not Yet Adopted-In February 2016, the FASB issued ASU 2016-02, which created ASC 842, Leases. The new standard requires the lessee to account for leases as finance or operating leases. Both types of leases will result in the lessee recognizing a right-of-use asset and corresponding lease liability on the statement of financial condition. The new standard is effective for fiscal years beginning after December 15, 2018 with early adoption permitted. The Company anticipates that it will record its leases as operating leases with a right-of-use asset and corresponding liability on its financial statements.

SUPPLEMENTAL INFORMATION

There are no material differences between the computation of net capital required and aggregate indebtedness pursuant to Rule 15c3-1 contained in the supplementary information to the financial statements and the corresponding computation prepared by, and included in, the Company's unaudited Part II Focus Report filing as of December 31, 2018.

PARCHMAN, VAUGHAN & COMPANY, L.L.C.
COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2018

1. Total ownership equity from statement of financial condition			$ 215,527
2. Deduct: Ownership not allowable for net capital			-
3. Total ownership equity qualified for net capital			215,527
4. Add:			
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			-
B. Other deductions or allowable credits			-
5. Total capital and allowable subordinated liabilities			215,527
6. Deductions and/or charges			
A. Total nonallowable assets from Statement of Financial Condition:			
1. Accounts receivable		(6,707)	
2. Prop, equip, lease imp, net		(21,642)	
3. Other assets-deposits		(3,116)	
			(31,466)
7. Other additions and/or allowable credits			-
8. Net capital before haircuts on securities positions			184,061
9. Haircuts on securities:			
A. Contractual securities commitments			-
B. Subordinated securities borrowings			-
C. Trading and investment securities:			
1. Exempted securities	-		
2. Debt securities	-		
3. Options	-		
4. Other securities	-		
			-
10. Net capital			$ 184,061

PARCHMAN, VAUGHAN & COMPANY, L.L.C.
COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2018

COMPUTATION OF NET CAPITAL

11.	Minimum net capital required (6 2/3% of line 18)	$ 53
12.	Minimum dollar net capital requirement of reporting broker	$ 5,000
13.	Net capital requirement (greater of line 11 or 12)	$ 5,000
14.	Excess net capital (line 10 less line 13)	$ 179,061
15.	Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital	$ 178,061

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total aggregate indebtedness included in statement of financial condition	$ 792
17.	Additions	-
18.	Total aggregate indebtedness	$ 792
19.	Ratio of aggregate indebtedness to net capital (line 18 divided by line 10)	0.43

Computation for Determination of Reserve
Requirement under Exhibit A
of Rule 15c3-3

Member exempt under 15c3-3(k)(2)(i).

Information Relating to Possession
and Control Requirements
Under Rule 15c3-3

Member exempt under 15c3-3(k)(2)(i).

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

100 WALL STREET, 8ᵗʰ FLOOR
NEW YORK, NY 10005
(212) 709-9512

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Parchman, Vaughan & Company, LLC

We have reviewed management's statements, included in the accompanying Exemption Report in which (1) Parchman, Vaughan & Company, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3:-(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemptive provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Sanville & Company

Abington, Pennsylvania
February 21, 2019

15

PARCHMAN, VAUGHAN & COMPANY, L.L.C.

PRIVATE INVESTMENT BANKERS

EXEMPTION REPORT
SEC Rule 17a-5(d)(4)

January 31, 2019

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

- Parchman, Vaughan & Company, L.L.C. is a broker/dealer registered with the SEC and FINRA.

- Parchman, Vaughan & Company, L.L.C. claimed an exemption under paragraph (k)(2)(i) of Rule 15c3-3 for the fiscal year ended December 31, 2018.

- Parchman, Vaughan & Company, L.L.C. is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(2)(i) of the Rule.

- Parchman, Vaughan & Company, L.L.C. has met the identified exemption provisions in paragraph (k)(2)(i) of Rule 15c3-3 throughout the year ended December 31, 2018.

- Parchman, Vaughan & Company, L.L.C has not recorded any exceptions to the exemption provision in paragraph (k)(2)(i) of Rule 15c3-3 for the year ended December 31, 2018.

The above statements are true and correct to the best of my and the Company's knowledge.

Lara N. Vaughan
Chief Executive Officer

1040 PARK AVENUE, SUITE 120 BALTIMORE, MD • 21201
PHONE: (410) 244-8971 • FAX: (410) 244-0877
HTTP://WWW.PARCHMANVAUGHAN.COM